

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2020

Frédéric Cren
Chief Executive Officer
Inventiva S.A.
50 rue de Dijon
21121 Daix France

> **Re: Inventiva S.A.**
> **Draft Registration Statement on Form F-1**
> **Response Dated May 26, 2020**
> **CIK No. 0001756594**

Dear Mr. Cren:

We have reviewed your supplemental response dated May 26, 2020 and have the following comment. Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Supplemental Response dated May 26, 2020

Validating Collaboration, page 99

1. We note your response to comment 4. Based on the following information, we continue to believe you are substantially dependent on the AbbVie collaboration agreement and should file it as an exhibit to your registration statement:
    - AbbVie's milestone payments constituting 50% of your revenues for 2019;
    - disclosure indicating that AbbVie is solely responsible for the clinical development of any product candidate developed through the collaboration and is the owner of all intellectual property resulting from the collaboration;
    - disclosure indicating the agreement provides for up to €38.5 million in milestones related to the psoriasis program and additional milestones for subsequent drugs.
    Additionally, we note your inclusion of ABBV-157 in your pipeline table despite your response indicating that AbbVie is solely responsible for developing and commercializing

the product candidate. A separate party's product candidate potential validation of your approach does not warrant inclusion of that party's product candidate in your pipeline table. If you have no ongoing control over efforts to develop or commercialize ABBV-157, please remove ABBV-157 from your pipeline table. You may continue to discuss the AbbVie collaboration agreement and its importance in verifying your product candidate development approach, but it is not appropriate to present the product candidate as part of your pipeline.

You may contact Tara Harkins at 202-551-3639 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-551-3415 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Richard Segal, Esq.